 Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Place of Incorporation

QinHong Capital Group Limited	Hong Kong
Chengdu Xiyuan Supply Chain Management Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation

Chengdu Junlin Wanxiang Business Consulting Co., Ltd.	PRC
Chengdu Xinhao Corporate Management Co., Ltd.	PRC